[Letterhead of Sutherland Asbill & Brennan LLP]

September 17, 2013

VIA EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.
Amendment No. 1 to the Registration Statement on Form N-2
Filed on September 9, 2013

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on September 16, 2013, with respect to Amendment No. 1 of the Fund’s registration statement on Form N-2, filed with the Commission on September 9, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Fund’s responses. The revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 3 to the Registration Statement filed concurrently herewith. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

1.	Please clarify whether all or just certain assets of Fund I, Fund III Parent and Florida Sidecar Fund will be acquired by the Fund.

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

2.	Please clarify how the assets of Fund I, Florida Sidecar Fund and Fund III Parent will be owned by the Fund and whether any of them will be wholly-owned subsidiaries of the Fund.

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

3.	Please explain why the historical financial statements of Fund I, Florida Sidecar Fund and/or Fund III Parent do not need to be included in the Prospectus.

Edward P. Bartz, Esq.

September 17, 2013

The Fund advises the Staff on a supplemental basis that, in accordance with Regulation S-X, the Fund does not believe that it is required to include the historical financial statements of Fund I, Florida Sidecar Fund and Fund III Parent in the Prospectus in view of the fact that the aggregate value of the assets that the Fund will acquire from all three of these funds combined is approximately $14.8 million, which will be less than 5% of the aggregate assets of the Fund after completion of its initial public offering (the “IPO”) as disclosed in the “pro forma as adjusted” column of the “Capitalization” section of the Prospectus.

4.	Please revise the “Use of Proceeds” section of the Prospectus to clearly disclose the amount of anticipated proceeds from this offering on a net basis, after deducting underwriting discounts and commissions and offering expenses.

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

5.	In the “Distributions” section of the Prospectus, please replace any references to “dividends” with “distributions.”

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

6.	Please increase the font size of the pie chart entitled “Mix of Investments by Industry” on page 4 and page 67 of the Prospectus.

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

7.	Please add disclosure on the cover page of the Prospectus to explain why the fair value of the portfolio being acquired by the Fund is different from the fair value of the portfolio as of June 30, 2013.

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

8.	Please confirm that Fund II and Fund III have valid licenses under the Small Business Investment Company Act.

The Fund advises the Staff on a supplemental basis that both Fund II and Fund III have valid licenses under the Small Business Investment Act, copies of which have been filed as exhibits to the Registration Statement.

9.	Please explain why Fund II and Fund III intend to elect to be regulated as business development companies (“BDC”) and when they intend to make such election.

The Fund advises the Staff on a supplemental basis that because Fund II and Fund III will each represent a substantial portion of the Fund’s total assets subsequent to completion of the IPO, the Fund could be viewed as having been “formed for the purpose” of acquiring Fund II and Fund III, which would effectively negate the ability of either Fund II or Fund III to rely on the

Edward P. Bartz, Esq.

September 17, 2013

exemption from registration under Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”), subsequent to completion of the IPO. As a result, similar to what was required in connection with the initial public offering conducted by Fidus Investment Corp. in 2011, each of Fund II and Fund III must themselves elect to be regulated as BDCs. Such elections will be submitted concurrently with the Fund’s own BDC election.

10.	Please update the organizational structure diagram in the Prospectus to reflect the contribution of additional assets from Fund I, Florida Sidecar Fund and Fund III Parent.

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

11.	Please provide to the Staff on a supplemental basis an analysis regarding the applicability of Section 12(d)(1) of the 1940 Act with respect to any private investment company that will own a significant number of shares of the Fund after the completion of the Fund’s initial public offering.

The Fund advises the Staff on a supplemental basis that all of the Legacy Investors, will acquire shares of the Fund prior to the Fund’s election to be regulated as a BDC. In addition, each such Legacy Investor has been a long-term holder of the interests that will be exchanged for shares of the Fund through the Formation Transactions. Therefore, consistent with the Staff’s position in other recent initial public offerings, the Fund does not believe that Section 12(d)(1) would be implicated by the acquisition of shares of the Fund by certain private investment companies prior to the Fund’s election to be regulated as a BDC.

*            *             *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at

(202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Joseph B. Alala, III / Capitala Finance Corp.
John Mahon / Sutherland Asbill & Brennan LLP